UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to__________________

Commission File Number 1-15052

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Financial Statements and Supplemental Schedule (Unaudited)

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2011 and 2010

Plan Number: 005

Plan Sponsor EIN: 04-1731220

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2011 and 2010

Contents

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

	As of December 31,
	2011	2010

	Total	Total
Assets
Investments, at fair value
Registered investment companies	$7,773,313	$9,318,292
Stable value funds	2,827,971	1,282,254
Total investments	10,601,284	10,600,546

Notes receivable from participants	280,943	303,506

Net assets reflecting all investments at fair value	10,958,421	10,904,053

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,267)	6,443

Net assets available for benefits	$10,947,154	$10,910,496

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31,
2011
Additions
Investment Income (Loss):
Interest and dividend income	$151,620
Other	24,098
Net depreciation in fair value	(114,127)
61,591

Interest income on notes receivable from participants	12,815

Contributions:
Employer contributions	124,423
Employee contributions	458,383
Rollover contributions	39,523
622,329

Total additions	696,735

Deductions
Payment of benefits	636,412
Transfers to other qualified plans	23,665
Total deductions	660,078

Net increase	36,658
Net assets available for benefits:
Beginning of year	10,910,496
End of year	$10,947,154

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

1.	Description of Plan:

The following brief description provides general information of The Berkshire Gas Company/401(k) Plan For Union Employees (the “Plan”), sponsored by The Berkshire Gas Company (the “Company”), whose parent company, Berkshire Energy Resources, is a wholly owned subsidiary of UIL Holdings Corporation (“UIL Holdings”).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  Berkshire Energy Resources was acquired by UIL Holdings on November 16, 2010; there was no effect on participant balances.

General:

The Plan is a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the “IRC”).  All employees who are covered by a collective bargaining agreement are eligible to participate in the Plan as of the first day of the month after they have attained age 21 and completed 12 months of employment.  Effective February 1, 2012, employees are no longer required to have reached age 21 to participate in the Plan.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement. The Plan is administered by T. Rowe Price Trust Company, as Trustee.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Contributions:

Participant:  Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.  Participants can direct the investment of contributions, which must be made in 1% increments, among various investment options.  Eligible employees are automatically enrolled in the Plan at a 6% contribution level unless they specifically opt out of coverage after having been enrolled according to the Plan’s auto-enrollment provisions.

Employer:  Participants are immediately eligible to receive company matching contributions once they are enrolled in the Plan.  The matching contribution for participants hired prior to March 5, 2010 is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 2% to 6% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of eligible compensation.  The matching contribution for participants hired after March 5, 2010 is as follows:

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

1.	Description of Plan (continued):

Contributions (continued):

Employee	Company
Contribution	Contribution

1%	1.25%
2%	2.50%
3%	3.75%
4%	5.00%
5%	6.25%
6%	7.50%

Matching contributions are invested according to participants’ chosen investment allocations.

Vesting:

Participants are fully vested in the total value of all contributions upon entering the Plan.

Notes receivable from participants:

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 less the highest outstanding loan balance in the prior twelve months or one-half the present value of the vested portion of the participant’s accounts.  Loan terms may not exceed five years except in the case of the purchase of a primary residence in which case the term may not exceed ten years.  Participants are limited to one general purpose loan and one primary residence loan at a given time.

The loans are collateralized by the balance in the participant’s account and bear interest equal to the prime interest rate on the first day of the month the loan is issued plus 1%.  Interest rates at December 31, 2011 ranged from 4.25% to 9.25%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through payroll deductions.  Loans in default as of December 31, 2011 and 2010 were $66,391 and $76,229, respectively.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

1.	Description of Plan (continued):

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum payment, installment payments, or partial payments as requested from time to time by the Participant. Terminated participants may also choose to maintain their accounts with the Plan administrator.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Company’s collective bargaining agreement and ERISA.  Upon such termination of the Plan, the interest of each participant may be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC or may be transferred to another qualified plan maintained by the Company or its successor.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

2.	Summary of accounting policies (continued):

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

New Accounting Pronouncements:

In May 2011, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures.”  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  This guidance is effective during interim and annual periods beginning after December 15, 2011 and is to be applied on a prospective basis.  The implementation of this guidance is not expected to have a material impact on the Plan’s financial statements.

Subsequent Events:

Subsequent events have been evaluated through June 28, 2012, the date in which the form 11-K is to be filed.

3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

3.	Fair value measurements (continued):

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies’ trade on an active market and are valued at net asset value.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Stable Asset Income Fund:  The objective of the collective trust fund constituting the stable asset income fund is to seek the preservation of principal, while providing current income and liquidity.  The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments.  The fund may also invest in synthetic guaranteed investment contracts (GICs) and similar products.  The fund invests in other commingled pension trust funds established, operated, and maintained by JPMorgan Chase Bank.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

3.	Fair value measurements (continued):

The following table sets forth the Plan’s investments that are reported at fair value in the accompanying statements of net assets available for plan benefits.

	December 31, 2011
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Target date funds	$5,260,478	$5,260,478	$-	$-
Bond funds	429,334	429,334	-	-
Growth funds	1,057,754	1,057,754	-	-
Value funds	733,517	733,517	-	-
Blend funds	292,230	292,230	-	-
	$7,773,313	$7,773,313	$-	$-

Stable value fund:
Stable asset income fund	$2,827,971	$-	$2,827,971	$-

Total	$10,601,284	$7,773,313	$2,827,971	$-

	December 31, 2010
	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Target date funds	$6,189,259	$6,189,259	$-	$-
Bond funds	400,360	400,360	-	-
Growth funds	1,028,240	1,028,240	-	-
Value funds	1,013,458	1,013,458	-	-
Blend funds	686,976	686,976	-	-
	$9,318,292	$9,318,292	$-	$-

Stable value fund:
Stable asset income fund	$1,282,254	$-	$1,282,254	$-

Total	$10,600,546	$9,318,292	$1,282,254	$-

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

4.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2011	2010

T. Rowe Price Retirement 2010 Fund	$613,492	$587,872
T. Rowe Price Retirement 2015 Fund	$1,083,522	$1,662,141
T. Rowe Price Retirement 2020 Fund	$2,036,858	$2,348,010
T. Rowe Price Retirement 2025 Fund	$1,213,608	$1,148,509
Vanguard Explorer Fund, ADM	$898,338	$870,737
Vanguard Institutional Index Fund	$-	$517,879
JPMCB Stable Asset Income Fund	2,827,971	$1,282,254
T. Rowe Price Equity Income Fund	$592,937	$680,801

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2011 as follows:

2011
Registered investment companies	$(154,597)
Stable value funds	40,470
$(114,127)

Stable Value Fund - Stable Asset Income Fund

The collective trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

4.	Investments (continued):

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the fund was 3.14% at August 31, 2011, the fund's year end. The average yield credited to participant accounts for this fund was 2.25% at August 31, 2011, the fund's year end.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s). As of December 31, 2011, the occurrence of an event outside the normal operation of the Fund which would cause withdrawal from an investment contract is not considered to be probable.

5.	Related party transactions:

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price).  T. Rowe Price is the trustee as defined by the Plan.  Transactions with this party qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated April 17, 1992, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax position and concluded that as of December 31, 2011 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

With few exceptions, the Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS – (Unaudited)

Years Ended December 31, 2011 and 2010

7.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$10,947,154	$10,910,496
Adjustment from contract value to fair value	11,267	(6,443)
Net assets per the Form 5500	$10,958,421	$10,904,053

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2011
Net increase in net assets available for benefits per the financial statements	$36,658
Prior year adjustment from contract value to fair value	6,443
Current year adjustment from contract value to fair value	11,267
Net increase in net assets available for benefits per the Form 5500	$54,368

9.	Nonexempt transactions:

The Company is not aware of any nonexempt transactions in 2011.

10.	Subsequent Events:

Effective April 1, 2012, Participant’s may direct up to 20% of the Company matching contributions made on or after April 1, 2012 to the UIL Common Stock Fund.

Contents

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2011

		Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest
	Lessor or Similar Party	Collateral, and Par or Maturity Value	Current Value

*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	613,492
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,083,522
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	2,036,858
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	1,213,608
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	157,672
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	7,038
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	148,288
	Vanguard Explorer Fund, ADM	Registered Investment Company	898,338
	Vanguard Institutional Index Fund	Registered Investment Company	142,874
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	33,221
	TIAA - CREF INS Social Choice Fund	Registered Investment Company	37
	JPMCB Stable Asset Income Fund	Stable Value Fund	2,827,971
	PIMCO Total Return Fund	Registered Investment Company	429,334
	Fidelity Diversified International Fund	Registered Investment Company	116,098
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company	140,580
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	159,416
*	T. Rowe Price Equity Income Fund	Registered Investment Company	592,937

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%	357,137

Total investments and notes receivable from participants (held at end of year)			$10,958,421

* Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BERKSHIRE GAS COMPANY
401(K) PLAN FOR UNION EMPLOYEES

Date: June 28, 2012	By:	/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President and
Chief Financial Officer